Exhibit 99.3

NICE CXone Selected by Whakarongorau Aotearoa to Improve Contact Center
Operations

Whakarongorau Aotearoa improves reporting capabilities and operational efficiencies with NICE CXone

Hoboken, N.J.– March 08, 2023 – NICE (Nasdaq: NICE) today announced that Whakarongorau Aotearoa – New Zealand Telehealth Services has implemented NICE’s CXone cloud-native platform to transform its contact center operations and deliver frictionless customer experiences to support the health of the New Zealand public.

Whakarongorau Aotearoa is a social enterprise that manages the New Zealand government-funded national telehealth services across seven digital channels as part of the National Telehealth Services Contract, operating several contact centers.

After growing its operations significantly throughout the COVID-19 pandemic to respond to the needs of the public, Whakarongorau Aotearoa realized it needed a more agile and flexible solution to handle its operational needs. To move into its next phase of maturity and to better respond to strategic opportunities and community needs digitally, Whakarongorau Aotearoa selected NICE and its partner Converged Communication Network Applications (CCNA) to transition its contact center environment to a mature, cloud-based contact center solution that delivers greater scalability to rapidly respond to changing business requirements and adapt to evolving public health concerns.

NICE CXone enables Whakarongorau Aotearoa to meet its immediate needs. As Whakarongorau Aotearoa operates the centralized platform for New Zealand’s National Telehealth Services, it provides significant reporting requirements to the New Zealand government. CXone delivers comprehensive reporting capabilities that allow the organization to achieve greater insight into its services at a granular level, providing Whakarongorau Aotearoa the ability to further streamline its operations. Additionally, CXone allows Whakarongorau Aotearoa to continue to evolve and deliver to more channels in which it can better support the New Zealand public.

Mike Mulvaney, Director of Technology Services, Whakarongorau Aotearoa – New Zealand Telehealth Services, said, “The health of the New Zealand public is of the utmost concern for Whakarongorau Aotearoa. NICE CXone enables us to rapidly respond to changing public health events, seamlessly scale the supporting workforce as needed without disruption to service users and will empower us to provide better service to reach even more New Zealanders.”

Darren Rushworth, President, NICE International, said, “CXone will provide Whakarongorau Aotearoa the ability to seamlessly move into its next phase of maturity and grow with the organization as it continues to evolve. CXone will allow them to support New Zealanders effectively and create exceptional customer experiences.”

About Whakarongorau Aotearoa
Whakarongorau Aotearoa is a social enterprise owned by ProCare and Pegasus Health, which manages the New Zealand government-funded, free to the public, 24x7 national telehealth services across seven digital channels. The services Whakarongorau Aotearoa runs include General Practice After Hours services and those that are funded as part of the National Telehealth Services Contract with the New Zealand government (from 2015). These include Healthline, 1737 Need to talk?, Peer Support, Quitline, ambulance secondary triage, the Gambling Helpline, the Alcohol Drug Helpline, and Poisons Advice. For more information visit https://whakarongorau.nz/

About CCNA
Converged Communication Network Applications Pty Ltd (CCNA) delivers leading technology solutions and services within the Enterprise, Government, and Carrier marketplace. The innovative design, development, and implementation of converged communication network applications are CCNA’s core area of expertise. CCNA is Australian owned and operated with offices across Australia and New Zealand and delivers services through Asia to implement global solutions. For more information visit https://ccna.com.au/about

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.